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Michael J. Willisch

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	91 768 9610 tel 91 768 9710 fax michael.willisch@davispolk.com

April 3, 2012

VIA EDGAR
Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for Fiscal Year Ended December 31, 2010 Filed April 1, 2011 File No. 001-10110

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Hayes:

I am writing on Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)’s behalf in connection with the Staff’s review of BBVA’s Form 20-F for the year ended December 31, 2010.  BBVA is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated March 23, 2012 and currently expects to respond in writing to the Staff’s comments by April 20, 2012.  I understand from Celia Soehner that the timing of such response is acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 011-34-91-768-9610) should you have any questions regarding the foregoing.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:	Eduardo Ávila Zaragoza - BBVA